Mail Stop 4561

      							December 2, 2005

Via U.S. Mail and Fax (713) 866-6049
Mr. Stephen C. Richter
Executive Vice President and Chief Financial Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

	RE:	Weingarten Realty Investors
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		File No. 1-09876

Dear Mr. Richter:

      We have reviewed your response letter dated November 22,
2005
and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Note 2.  Newly Adopted Accounting Pronouncements, page 40

1. We have reviewed your response to prior comment 1. In future filings, please revise your disclosure to include the information contained in your response.




Note 14.  Commitments and Contingencies, page 48

2. We have reviewed your response to prior comment 2. Please clarify whether you or any of your subsidiaries are the original sellers of property to any of the joint ventures. If so, then the option held by the outside limited partners to put their interest to the partnership would preclude a sale under paragraph 26 of SFAS 66. In which case, please provide us with an analysis for each of these entities to determine whether the arrangement represents a financing, leasing, or profit sharing based on the terms of the option and the likelihood that the option will be exercised.

3. Please tell us how you have considered the provisions of EITF
00-4
and EITF 00-19 in determining your accounting for the put options held by the outside limited partners in the joint ventures.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities
Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

							Sincerely,



							Linda van Doorn
							Senior Assistant Chief
Accountant


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Mr. Stephen C. Richter
Weingarten Realty Investors.
December 2, 2005
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